SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 23, 2013

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated July 23, 2013: Nokia Board of Directors resolved on a directed share issue to Nokia employees participating in the Employee Share Purchase Plan

STOCK EXCHANGE RELEASE
July 23, 2013

Nokia Board of Directors resolved on a directed share issue to Nokia employees participating in the Employee Share Purchase Plan

Nokia Corporation
Stock exchange release
July 23, 2013 at 9.00 (CET +1)

Espoo, Finland — Nokia announced that Nokia’s Board of Directors has resolved to issue a maximum amount of 183 540 Nokia shares (NOK1V) held by the company directed to approximately 9200 Nokia employees participating in the Employee Share Purchase Plan. In accordance with the terms and conditions of the plan, the shares are issued to fulfill the company’s obligation to deliver 20 free shares for every plan participant making the first three consecutive monthly share purchases under the plan. The shares are issued without consideration. The issued shares are held by the company and the total number of shares issued by the company does not change as a consequence of the issuance.

The Board of Directors approved the launch of the Employee Share Purchase Plan as part of the Nokia Equity Program 2013 on January 24, 2013 to encourage employee share ownership, commitment and engagement.

The enrolment period of the plan ended on May 9, 2013 and 9177 Nokia employees from all parts of Nokia that were eligible for the plan, including its factories, decided to participate. The plan participants who make the first three consecutive monthly share purchases are each entitled to receive 20 free shares. The shares will be delivered to the employees in September 2013.

The resolution is based on the authorization to issue shares granted to the Board by the Annual General Meeting on May 7, 2013.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2013	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal